Filed by Ansys, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Ansys, Inc.; Synopsys, Inc.;
Commission File No.: 000-20853

Employee FAQ

General

1.	Who is Synopsys?

•	As a global leader in electronic design automation (EDA) and semiconductor IP, Synopsys helps companies develop next-generation electronic products and software applications.

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From silicon to software, Synopsys’ technology – like ours – is at the heart of today’s cutting-edge innovations and enables customers to continuously meet new goals for safety, price, functionality, reliability, and performance.

•	We know Synopsys well, including through our long-standing and successful strategic partnership which dates back to 2017.

•	Synopsys is based in Sunnyvale, California with a team of over 20,000 employees worldwide.

2.	Why is Ansys combining with Synopsys?

•	This transaction is about building on our success and creating a leader in silicon to systems design solutions.

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By uniting our simulation and analysis solutions with Synopsys’ EDA solutions, we will create a powerful, comprehensive product portfolio best positioned to meet the evolving needs of today’s engineers and give them unprecedented insight into the performance of their products.

•	This combination is also a natural next step for our companies, building on Synopsys’ and Ansys’ long-standing and successful strategic partnership.

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Together, we will provide the foundation for our customers’ next-generation technology initiatives and strengthen our position as the partner of choice for businesses everywhere as they work to solve many of today’s most complex engineering, software, and technology challenges.

3.	What does this transaction mean for employees?

•	Ansys has established a strong reputation in our industry as a trusted partner for customers – and this is in large part due to the passion and commitment of our team members.

•	Synopsys recognizes that our employees are central to our success, and deeply values the talent of our team.

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Our businesses are highly complementary in nature, with significant opportunities ahead for continued growth and business expansion. We look forward to leveraging the expertise of our respective teams and believe that Ansys employees will benefit from being a part of our larger combined company.

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With that said, please keep in mind that until the transaction is complete – which we expect to occur in the first half of 2025 – we will continue to operate as separate companies, and it remains business as usual for all of us at Ansys.

4.	How do the two companies’ cultures compare?

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Over the course of our strategic partnership with Synopsys, we have gotten to know their business and leaders well, and we are pleased to find a partner with a culture and values that so strongly align with ours.

•	And, as we have learned during our long-time partnership, Synopsys has a world-class team and its culture is vibrant and customer-focused.

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Ansys and Synopsys share a strong spirit of innovation, which lives at the core of everything we do. In addition, we are both deeply unwavering in our commitment to delivering for our customers, investing in our team members and being a force for positive change.

5.	What are Synopsys’ plans for Ansys?

•	Today is just the beginning, and there is plenty of work ahead as we plan for the future.

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Keep in mind that given the size and complexity of this transaction, the path to close will look different than some of the other M&A processes you may be familiar with at Ansys. The announcement of our combination is only the first step, and we expect that the transaction will not close until the first half of 2025.

•	In the coming weeks and months, senior leaders from both Ansys and Synopsys will form an integration planning team that will be focused on determining how to best bring our two organizations together.

•	We will keep you informed of key developments as we move through the integration planning process.

Organization and Strategy

6.	Does this transaction impact Ansys’ near-term strategic initiatives?

•	Our mission, strategy, and initiatives underway remain unchanged.

•	We are continuing to build on our strong momentum as we capitalize on the incredible opportunity in the simulation software market.

•	We’re counting on our entire team to stay focused on driving execution and performance and delivering for our customers, just as we’ve continued to do quarter after quarter.

7.	How does this transaction impact my day-to-day responsibilities? What do we do between now and close?

•	Until the transaction is complete, which we expect to occur in the first half of 2025, Ansys and Synopsys will continue to operate as separate companies.

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There shouldn’t be any impact to your day-to-day roles or responsibilities. In short, it is business as usual and the most important thing we all can do is to stay focused on what we do best – helping power our customers’ innovation.

8.	Will there be changes to employee compensation or benefits as a result of this transaction? What about other corporate programs?

•	Until the transaction is complete, which we expect to occur in the first half of 2025, it is business as usual for Ansys, and our current compensation and benefits programs remain in place.

•	We will share additional details as we work through the integration planning process.

9.	Should we expect any impacts to jobs?

•	This combination is primarily about growth – and building on our company’s incredible success to date as an industry leader and innovator.

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Ansys’ and Synopsys’ businesses are highly complementary in nature, with significant opportunities ahead for continued growth and business expansion. We look forward to leveraging the expertise of our respective teams and believe that Ansys employees will benefit from being a part of our larger combined company.

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Synopsys recognizes that Ansys’ greatest asset is our people. We are committed to making the integration process a smooth one for all of our stakeholders, especially our employees. To that end, over the coming months, leaders from Ansys and Synopsys will be working to build thoughtful plans for how we will join our organizations and team members once the transaction is completed.

10.	Will there be new opportunities in terms of jobs or relocation once our companies are combined?

•	Synopsys values the talent of our people, and they share our commitment to investing in our teams and ensuring our employees are well-equipped with the tools needed to thrive.

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Our goal is to optimize the employee experience, and given the highly complementary nature of our businesses and significant opportunities for expansion, we expect our larger combined company to provide additional opportunities for Ansys team members.

•	We will share more information, including future opportunities for employees, as we work through the integration planning process.

11.	Will any locations close?

•	This combination is primarily about growth – and being present in the regions where we can best support our customers, partners and team members is an important part of this.

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Ansys’ and Synopsys’ businesses are highly complementary in nature, and an integration planning team from both companies will be focused on determining how to best combine our two organizations. For office locations, this may include identifying opportunities to bring together offices in the same cities – though there is plenty of work ahead as we move through the process.

•	We will share additional details as we work through the integration planning process.

12.	Who will lead the combined company?

•	Sassine Ghazi, who was recently appointed as Synopsys’ President and CEO, will remain in his role as President and CEO and lead the combined company.

13.	Will any of our leadership team be joining Synopsys’?

•	We’ve only just announced this transaction, and there is much to be worked out as we begin integration planning.

•	In the coming weeks and months, senior leaders from both Ansys and Synopsys will form an integration planning team that will be focused on determining how to best bring our two organizations together.

•	We will keep you informed of key developments as we move through the integration planning process.

14.	Should we anticipate any changes to our organizational structure?

•	Until the transaction closes, which we expect to occur in the first half of 2025, Ansys’ organizational structure remains unchanged.

•	We will share additional details as decisions are made throughout the integration planning process.

15.	What will happen to the Ansys name and brand? What will happen to the corporate headquarters?

•	We’ve only just announced this transaction, and there is much to be worked out as we begin integration planning.

•	In the coming weeks and months, senior leaders from both Ansys and Synopsys will form an integration planning team that will be focused on determining how to best bring our two organizations together.

•	We will share additional details, including any updates on our brand and headquarters, as we move forward.

16.	Will Ansys’ identity change?

•	Ansys’ storied brand and reputation in the industry dates back over 50 years as our engineering simulation software has enabled innovators across industries to push the boundaries of what’s possible.

•	While many of the specific decisions will be determined over time, Synopsys recognizes our innovation-centric ethos and its importance to our mission.

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We expect many of the unique strengths that make up Ansys’ identity will endure with the combined company and, importantly, we will continue fostering the unique culture and values that have made Ansys synonymous with innovation.

17.	What happens to the Ansys stock or options that employees own?

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Until the transaction closes, your current outstanding equity awards (e.g., stock options or restricted stock units) will continue to vest in accordance with the current vesting schedule (including any performance-related vesting terms, as applicable) and will remain subject to the existing terms and conditions under the Ansys equity plans and your underlying award agreement.

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In general, if you continue your employment through closing, any unvested equity awards at the time of closing will be converted into corresponding awards that will be settled in Synopsys shares. Such converted equity awards will continue to vest in accordance with the original vesting schedule and will remain subject to the same terms and conditions that apply immediately prior to closing (provided that any outstanding restricted stock units subject to performance-based vesting will be converted to time-based restricted stock units). Additional detail regarding the treatment of your outstanding equity awards in connection with the transaction will be provided closer to closing.

18.	How will this transaction impact our open trading period? When will I be able to sell Ansys shares? Can I buy Ansys or Synopsys shares?

•	The decision to buy, hold or sell stock of Ansys or Synopsys is a personal choice which must be made in compliance with securities laws and our policies.

•	Our Insider Trading Policy and Procedures continue to apply to all employees.

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If you are a Designated Company Insider, you must continue adhering to all restrictions in the policy, including only trading Ansys stock during open trading windows (and if you do not possess material, non-public information). You will receive an email from DCITradeRequest once the next trading window opens.

19.	How does this affect our employee stock purchase plan (ESPP)? Can I continue to purchase Ansys stock? Will the 2024 purchase windows change?

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If you are a participant in the current offering under the ESPP, you may continue to participate in the ESPP at the same payroll deduction rate through the end of the current offering (i.e., January 31, 2024). Following the end of the current offering, a number of Ansys shares will be purchased based on your accumulated payroll deductions. Any remaining amount in your account at the end of the current offering (by reason of the inability to purchase a fractional share) will be refunded to you.

•	Due to the pending transaction, no new offering period will commence following the end of the current offering (i.e., January 31, 2024).

•	As always, we encourage you to consult your investment advisor before making any personal investment decisions.

20.	Will the recent changes to time-off benefits for 2024 in North America continue?

•	Yes. Until the transaction closes, which we expect to occur in the first half of 2025, we will continue to operate as independent companies.

•	This means all operations are continuing as usual, including the previously announced changes to time-off benefits in North America.

21.	Will our Total Rewards Cycle (TRC) process and timeline remain the same?

•	Yes. Until the transaction closes, which we expect to occur in the first half of 2025, we will continue to operate as independent companies.

•	This means all operations are generally continuing as usual, including our standard TRC process and timeline.

Next Steps / Path to Close

22.	What is the plan to integrate the organizations?

•	In the coming weeks and months, senior leaders from both companies will form an integration planning team and work together to determine how to best bring our two organizations together.

•	This team will be responsible for developing a thoughtful plan to integrate our workforces, product portfolios, processes and systems and ensure a seamless transition for all of our stakeholders.

•	In the meantime, we will continue to operate as independent companies and it is business as usual for all of us.

23.	How can we keep up with the progress of the integration planning? How long will the process take?

•	We will keep you informed of key developments as we move through the integration planning process.

•	The transaction is not expected to be completed until the first half of 2025, and the integration planning process will continue throughout this period.

24.	Can I post about the transaction on social media?

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Please do not post about this transaction on social media. It is important that we speak with one voice, and only authorized leaders and official company channels have been designated to discuss the transaction publicly, including on social media.

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While you can repost or share the approved posts from Ansys’ and Synopsys’ corporate social channels, we ask that you do not add any commentary to official posts you share or use any unapproved language on social media.

25.	Can I start talking to my counterparts at Synopsys now?

•	Please do not reach out to any Synopsys employees unless you are specifically asked to do so in connection with your usual daily responsibilities or as part of integration planning activities.

•	It is important to remember that until closing, you must not contact or share confidential and sensitive information with anyone at Synopsys outside the normal course of business.

•	Until the transaction closes, which we expect to occur in the first half of 2025, Ansys and Synopsys will continue to operate as separate companies.

26.	What should I tell customers or partners who reach out about this announcement?

•	Customer- and partner-facing employees will receive separate materials with approved messaging you can refer to when discussing the transaction with customers and partners.

•	Notably, you should share our excitement about the transaction and the incredible opportunities ahead for Ansys, as well as for our customers and partners.

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In addition, please reiterate that until the transaction closes, which we expect to occur in the first half of 2025, Ansys and Synopsys will continue to operate as separate companies. Customers and partners should expect no changes to the way we work together with them.

27.	What should I say if contacted by the media or an analyst or investor?

•	Consistent with our normal communications protocol, it is important that we speak with one voice.

•	If a reporter or another third party reaches out to you, please forward the inquiry to Mary Kate Joyce, who will respond on behalf of the company.

•	Similarly, should an investor or analyst contact you, please forward the inquiry to Kelsey DeBriyn.

28.	Who should I reach out to if I have additional questions?

•	We recognize that you may have questions that aren’t covered in this FAQ.

•	As always, our HR team and your manager are available as resources to you to answer questions.

•	While today was just day one, and we don’t yet have all the answers, we are committed to keeping you informed throughout this process.

Ansys Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Ansys’ current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Ansys and Synopsys, all of which are subject to change. In this context, forward-

looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. Examples of such forward-looking statements include, but are not limited to, statements regarding our preliminary results, expected ACV, recurring ACV, ACV growth and additional 2023 guidance which are subject to change through our audit and customary year-end close and review process. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Ansys’ and Synopsys’ businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Ansys and Synopsys; (iii) Ansys’ ability to implement its business strategy; (iv) pricing trends, including Ansys’ and Synopsys’ ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Ansys, Synopsys or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Ansys’ or Synopsys’ business, including current plans and operations; (vii) the ability of Ansys or Synopsys to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Synopsys’ common stock; (x) legislative, regulatory and economic developments affecting Ansys’ and Synopsys’ businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect Ansys’ or Synopsys’ financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ansys’ and Synopsys’ response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Ansys. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Ansys’ or Synopsys’ consolidated financial condition, results of operations, or liquidity. Neither Ansys nor Synopsys assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information and Where to Find It

This document relates to a proposed transaction between Synopsys and Ansys. Synopsys will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Synopsys and a proxy statement of Ansys referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ansys shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Synopsys or Ansys through the website maintained by the SEC at www.sec.gov.

The documents filed by Synopsys with the SEC also may be obtained free of charge at Synopsys’ website at https://investor.synopsys.com/overview/default.aspx or upon written request to Synopsys at Synopsys, Inc., 675 Almanor Avenue, Sunnyvale, California 94085, Attention: Investor Relations Department. The documents filed by Ansys with the SEC also may be obtained free of charge at Ansys’ website at https://investors.ansys.com/ or upon written request to kelsey.debriyn@ansys.com.

Participants in Solicitation

Synopsys, Ansys and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ansys’ shareholders in connection with the proposed transaction.

Information about Ansys’ directors and executive officers and their ownership of Ansys’ common stock is set forth in Ansys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 28, 2023. To the extent that holdings of Ansys’ securities have changed since the amounts printed in Ansys’ proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Synopsys’ directors and executive officers is set forth in Synopsys’ proxy statement for its 2023 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 17, 2023 and Synopsys’ subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.